EXHIBIT 2.1
Execution Copy

AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 12, 2003, by and among KALAMAZOO ACQUISITION CORPORATION, a Michigan corporation (“Parent”), KALAMAZOO PRAB SUBSIDIARY CORPORATION, a Michigan corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and PRAB, INC., a Michigan corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A attached hereto.

BACKGROUND

     Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Michigan Business Corporation Act, as amended (the “MBCA”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.

     The respective boards of directors of Parent, Merger Sub and the Company have (and in the case of the Company, upon recommendation of a Special Committee of its board of directors (the “Special Committee”)) approved, adopted and declared advisable this Agreement and the Merger upon the terms and subject to the conditions set forth in this Agreement and in accordance with the MBCA.

     Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

     In consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties to this Agreement, intending to be legally bound, agree as follows:

TERMS AND CONDITIONS

ARTICLE I
THE MERGER

     1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.4), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. Following the Effective Time, the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

     1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the MBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, privileges, immunities, powers and franchises of the Company and of Merger Sub and all of the property (real, personal and mixed) of the Company and of Merger Sub and all debts due to either the Company or Merger Sub on any account, and all choses in action, and every other interest of or belonging to or due to either the Company or Merger Sub, will vest in the Surviving Corporation, and all

Exhibit 2.1-1

debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation and may be enforced against the Surviving Corporation to the same extent as if such debts, liabilities, obligations, restrictions, disabilities and duties had been incurred or contracted by the Surviving Corporation. The title to any real estate or any interest therein vested, by deed or otherwise, in the Company or Merger Sub shall not revert or in any way become impaired by reason of the Merger.

     1.3 Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Miller, Canfield, Paddock and Stone, P.L.C., 444 West Michigan Avenue, Kalamazoo, Michigan, at 10:00 a.m. on a date to be designated by the parties (the “Closing Date”), which shall be as soon as practicable, but in no event later than the second business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VI and Article VII (other than those conditions that by their nature are to be satisfied at the Closing) unless another time or date is agreed to by the parties.

     1.4 Effective Time. Upon the terms and subject to the conditions hereof, a Certificate of Merger (the “Certificate of Merger”) shall be duly prepared and executed by the Company and Merger Sub and thereafter delivered to the Department of Consumer and Industry Services, Bureau of Corporations, Securities and Land Development of the State of Michigan (the “Filing Office”) for filing as provided in the MBCA as soon as practicable on the Closing Date. The Merger shall become effective upon the filing of the Certificate of Merger with the Filing Office or at such other later date or time as the parties shall agree as specified in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

     1.5 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

        (a) the articles of incorporation of the Surviving Corporation shall be amended and restated in their entirety to be identical to the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the Company’s name shall be the name of the Surviving Corporation;

        (b) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the Company’s name shall be the name of the Surviving Corporation; and

        (c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time.

     1.6 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company or Merger Sub:

Exhibit 2.1-2

        (a) All shares of Company Common Stock then held by Parent or Merger Sub shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

        (b) Subject to Section 1.6(d), each share of Company Common Stock then outstanding shall be converted into the right to receive $2.40, without interest (the “Merger Consideration”).

        (c) Each share of the common stock, no par value per share, of Merger Sub then outstanding shall be converted into one (1) share of common stock of the Surviving Corporation.

        (d) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction (other than the Merger), then the Merger Consideration shall be appropriately adjusted.

     1.7 Stock Options.

        (a) At the Effective Time, each outstanding and unexercised option to purchase shares of Company Common Stock (a “Company Option”) issued pursuant to the Prab Robots, Inc. 1988 Stock Option Plan, the Prab, Inc. 1999 Stock Option Plan, the Prab, Inc. 2000 Stock Option Plan of the Company or otherwise (collectively, the “Company Option Plans”), the per share exercise price of which Company Option is less than the Merger Consideration (a “Cashed-Out Company Option”), shall be converted into the right of the holder thereof to receive, in full satisfaction of each Cashed-Out Company Option, the “Cash Amount” with respect to such Cashed-Out Company Option, less any required withholding taxes. The “Cash Amount” for any Cashed-Out Company Option shall equal the product of: (1) the excess of the Merger Consideration over the exercise price per share of Company Common Stock of such Cashed-Out Company Option and (2) the number of shares of Company Common Stock issuable upon the exercise of such Cashed-Out Company Option. The Company shall take all reasonable actions necessary to cause the holders of Company Options to consent, to the extent required, to the transactions contemplated by this Section 1.7 no later than immediately prior to the Effective Time and shall facilitate the net exercise of Cashed-Out Company Options so as to enable the holders thereof to receive the Cash Amount in respect thereof without first paying the exercise price thereof. Except as may be otherwise agreed to by Parent and the Company, as of the Effective Time, (A) the Company Option Plans shall terminate, (B) the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be deleted and (C) no holder of Company Options or any participant in the Company Option Plans or any other plans, programs or arrangements shall have any rights thereunder to acquire any shares of capital stock of the Company or the Surviving Corporation. The Company and Parent agree that the Cash Amounts are the sole payments that will be made with respect to or in relation to the Company Options.

Exhibit 2.1-3

        (b) As soon as practicable, and in no event more than five (5) Business Days following the Effective Time, Parent shall cause to be mailed to the holder of each Cashed-Out Company Option, the Cash Amount payable with respect to such Cashed-Out Company Option to such holder pursuant to Section 1.7(a) hereof, less any required withholding taxes.

        (c) At or before the Effective Time, the Company shall use commercially reasonable efforts to take all actions, in a manner reasonably satisfactory to Parent, necessary or advisable to give effect to the foregoing provisions of this Section 1.7.

        (d) The Company shall take such steps as may be reasonably necessary to cause the transactions contemplated by this Section 1.7 by any individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

     1.8 Surrender of Certificates; Stock Transfer Books.

        (a) At the Effective Time: (i) all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company; and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time.

        (b) At or prior to the Effective Time, Parent shall irrevocably deposit or cause to be deposited with a reputable bank or trust company appointed by Parent and reasonably acceptable to the Company (the “Exchange Agent”), as agent for the holders of shares of Company Common Stock to be cancelled and converted in accordance with Section 1.6, cash in an amount sufficient to enable the Exchange Agent to make payments pursuant to Section 1.6 to holders of Company Common Stock issued and outstanding immediately prior to the Effective Time.

        (c) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to the record holders of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock converted in the Merger (each a “Company Stock Certificate”) (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon actual delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for the Merger Consideration. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (1) the holder of such Company Stock Certificate shall be entitled to receive, in exchange for each share of Company Common Stock previously represented by such Company Stock Certificate, the Merger Consideration, and (2) such Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(c), each

Exhibit 2.1-4

Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration with respect to each share of Company Common Stock represented by such Company Stock Certificate. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of the Merger Consideration, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

        (d) At any time following one (1) year after the Effective Time, Parent may require the Exchange Agent to deliver to it any funds which had been made available to the Exchange Agent and not disbursed to the holders of Company Stock Certificates, and any holder of Company Stock Certificates who has not theretofore surrendered its Company Stock Certificates in accordance with this Section 1.8 shall thereafter look only to Parent and the Surviving Corporation with respect to the cash amounts payable upon surrender of Company Stock Certificates held by such holder.

        (e) If any portion of the Merger Consideration is to be paid to a Person other than the registered holder of the shares represented by such Company Stock Certificate or Certificates surrendered in exchange therefore, it shall be a condition to such payment that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

        (f) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended (the “Code”) or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

        (g) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any Merger Consideration that may be payable upon due surrender of any Company Stock Certificate that is delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement. If any Company Stock Certificate has not been surrendered by the earlier of (i) the fifth (5th) anniversary of the Effective Date and (ii) the date immediately prior to the date on which the cash amount that such Company Stock Certificate represents the right to receive would otherwise escheat to or become the property of any Governmental Body, then such cash amount shall, to the extent permitted by applicable Legal Requirements, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Exhibit 2.1-5

     1.9 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Merger Sub that, except as set forth in the Company SEC Documents or in the exhibits thereto, or in the Company Disclosure Schedule:

     2.1 Corporate Status. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan. The Company has the requisite power and authority to own or lease its properties and to carry on its businesses as currently conducted, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company has delivered or made available to Parent copies of its articles of incorporation and bylaws, as amended on the date of this Agreement.

     2.2 Power and Authority; Enforceability. The Company has the requisite power and authority to execute and deliver this Agreement and to perform and consummate the Merger and the other transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and the consummation by it of the Merger and the other transactions contemplated hereby have been duly authorized by the board of directors of the Company (upon the recommendation of the Special Committee), and no other corporate action on the part of the Company (other than adoption of this Agreement and approval of the Merger by the Company’s shareholders) is necessary to authorize the execution, delivery and performance by the Company of this Agreement or its consummation of such transactions. This Agreement has been duly executed and delivered by, and, assuming due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting the enforcement of creditors rights and by general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

     2.3 Capitalization, Etc.

        (a) The authorized capital stock of the Company consists of: (i) 7,000,000 shares of Company Common Stock, of which 1,418,610 shares were issued and outstanding as of August 31, 2003; (ii) 2,000,000 shares of convertible preferred stock, $.75 par value, none of which are issued and are outstanding as of the date of this Agreement; and (iii) 600,000 shares of non-convertible preferred stock, $.50 par value, none of which are issued and outstanding as of the date of this Agreement. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable.

Exhibit 2.1-6

        (b) As of the date of this Agreement, 191,000 shares of Company Common Stock are subject to issuance pursuant to stock options granted and outstanding under the Company’s Option Plans. The Company has provided to Parent a spreadsheet dated February 5, 2003 setting forth the total number of shares of Company Common Stock issuable pursuant to Company Options at various prices.

        (c) Except for Company Options, rights, securities, instruments, obligations, and plans referred to in Section 2.3(b), there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; or (iii) shareholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

        (d) The Company does not directly or indirectly beneficially own any securities or other beneficial ownership interests in any other Entity except for non-controlling investments made in the ordinary course of business in Entities which are not individually or in the aggregate material to the Company.

     2.4 SEC Filings; Financial Statements.

        (a) The Company has made all filings with the SEC (the “Company SEC Documents”) that it has been required to make in the past two (2) years under the Securities Act or the Exchange Act, as the case may be. As of the time it was filed with the SEC each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be.

        (b) Except to the extent stated therein, the financial statements (including any related notes) contained in the Company SEC Documents (the “Company Financial Statements”): (i) when filed, complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) when filed, were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may contain footnotes and are subject to normal and recurring year-end adjustments); and (iii) fairly present, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may contain footnotes and are subject to normal and recurring year-end adjustments).

     2.5 Title to Assets. The Company owns, and has good and valid title to, all tangible assets reflected on the balance sheet included in the Company’s Quarterly Report on Form 10-Q filed with the SEC for the quarter ended July 31, 2003 (except for tangible assets sold or disposed of since July 31, 2003) free and clear of any liens or Encumbrances, except that such

Exhibit 2.1-7

tangible assets may be subject to: (a) liens for taxes not yet due and payable; (b) liens and Encumbrances or imperfections of title that have arisen in the ordinary course of business; (c) liens and Encumbrances or imperfections of title resulting from or relating to any of the Contracts referred to in the Company Disclosure Schedule; and (d) liens and Encumbrances relating to liabilities reflected in the Company Financial Statements.

     2.6 Intellectual Property. The Company owns and has good and valid title to, or has a valid right to use, license and otherwise exploit, all Proprietary Assets that are necessary to enable the Company to conduct its business substantially in the manner in which its business is currently being conducted, except where such failure would not reasonably be expected to have a Material Adverse Effect on the Company.

     2.7 Liabilities. The Company does not have any accrued, contingent or other liabilities of any nature, either matured or unmatured, except for: (a) liabilities identified as such in the “liabilities” column of the Company’s most recent balance sheet or otherwise disclosed on the Company’s Form 10-Q for the fiscal quarter ended July 31, 2003; (b) normal and recurring current liabilities that have been incurred by the Company since July 31, 2003 in the ordinary course of business; (c) liabilities described in Part 2.7 of the Company Disclosure Schedule; and (d) liabilities incurred in connection with this Agreement or the transactions contemplated hereunder.

     2.8 Compliance with Legal Requirements. The Company is in compliance with all applicable Legal Requirements, except where the failure to comply with such Legal Requirements would not reasonably be expected to have a Material Adverse Effect on the Company.

     2.9 Legal Proceedings; Orders.

        (a) There is no pending Legal Proceeding, and to the Knowledge of the Company no Person has threatened to commence any Legal Proceeding: (i) that involves the Company or any of the assets owned or used by the Company; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement.

        (b) There is no order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     2.10 Non-Contravention; Consents.

        (a) Except as would not reasonably be expected to result in a Material Adverse Effect on the Company and subject to the consents and approvals and making of the filings referred to in Section 2.10(b), the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not: (i) violate any of the provisions of the articles of incorporation or bylaws of the Company; (ii) cause a violation by the Company of any Legal Requirement applicable to the

Exhibit 2.1-8

Company; or (iii) cause a default on the part of the Company under any Material Contract (as defined in Section 2.12 below).

        (b) No consents or approvals of, or filings or registrations with, any Governmental Body are required to be made or obtained by the Company in connection with the execution, delivery or performance by the Company of this Agreement except for (i) filings of applications, registrations, statements, reports or notices (and expiration of any applicable notice periods) with the NASD, the SEC and state securities authorities, (ii) the Required Company Shareholder Vote, (iii) the filing of the Certificate of Merger with the Filing Office, and (iv) consents, approvals, filings, or registrations, the absence of which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

     2.11 Taxes.

        (a) All tax returns required to be filed by the Company with the IRS on or before the date hereof (the “Tax Returns”) have been timely filed and all amounts shown as owing thereon have been paid.

        (b) All taxes which are required to be collected or withheld by the Company under the Code or any rules and regulations promulgated thereunder on or prior to the date hereof have been so collected or withheld.

        (c) All deposits required by law to be made by the Company on or prior to the date hereof with respect to Employees’ withholding taxes have been duly made.

        (d) The Company has not received written notice from any tax authority of the assessment or proposed assessment of any tax liabilities, disallowances, or assessments under the Code or any rules and regulations promulgated thereunder which remain unpaid.

        (e) There is no examination currently in progress of the Tax Returns of the Company by any taxing authority for which the Company has received any notice, and, to the Knowledge of Company, no such examination has been threatened by any taxing authority.

     2.12 Contracts, Agreements and Instruments Generally. Part 2.12 of the Company Disclosure Schedule contains a list of all material Contracts to which the Company was a party as of the date hereof that involve a receipt or an expenditure by the Company or require the performance of services or delivery of goods to, by, through, on behalf of or for the benefit of Company, which in each case relates to a Contract that requires (or is reasonably expected to require) payments or provides (or is reasonably expected to provide) for receipts in excess of $50,000 on an annual basis (the “Material Contracts”). Neither the Company nor, to the Knowledge of the Company, any other Person who is a party to any such Material Contract has Breached any provision of, or is in default under, the terms thereof.

     2.13 Employment Matters. Set forth in Part 2.13 of the Company Disclosure Schedule is a complete list of the names of the Employees and a complete list of the dates of hire, offices, classification and current compensation of the Employees as such information appears in the Company’s records. Except as set forth in Part 2.13 of the Company Disclosure Schedule:

Exhibit 2.1-9

        (a) Except for the labor organization identified in Part 2.13(a) of the Company Disclosure Schedule, the Employees are not represented by any other labor organization and, to the Knowledge of the Company, no other labor organization or group of Employees have made a pending demand for recognition or have filed a petition seeking a representation proceeding presently pending with the National Labor Relations Board.

        (b) There are no strikes, grievances or other labor disputes pending against the Company. To the Knowledge of the Company, there are no such strikes, grievances and disputes threatened which would have a Material Adverse Effect on the Company. There are no unfair labor practice charges or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any Employee or group of Employees.

        (c) To the Knowledge of the Company, during the last five (5) years, there has not been any strike, lock out, sit down, slow down or other material labor dispute which in any material manner affects the Company.

        (d) There are no pending complaints or charges against the Company with respect to any Employee or group of Employees filed with any Governmental Body alleging employment discrimination by the Company with respect to any Employee or group of Employees, nor, to the Knowledge of the Company, is any such complaint or charge threatened to be filed.

        (e) To the Knowledge of the Company, hours worked by and payments made to Employees are not in material violation of the federal Fair Labor Standards Act or other state or local law dealing with such matters.

        (f) To the Knowledge of the Company, the Company is in compliance in all material respects with its obligations under all federal, state and local statutes and ordinances, executive orders, regulations and common law governing its employment practices including, without limitation, legal obligations relating to compensation, hours, occupational safety and health, workers’ compensation, unemployment insurance, equal employment opportunity, labor relations and COBRA.

     2.14 Employee Benefit Plans.

        (a) Each “employee benefit plan” (as defined by Section 3(3) of ERISA), and any other bonus, profit sharing, pension, compensation, deferred compensation, stock option, stock purchase, fringe benefit, severance, scholarship, disability, sick leave, vacation, bonus, retention, or other plan, agreement, or arrangement that the Company maintains or contributes to, or is a party to or otherwise has any liability in respect of (each such plan, agreement or arrangement and related trust, insurance contract or fund is referred to herein as an “Employee Benefit Plan”, and collectively, the “Employee Benefit Plans”) has, since December 31, 2002, been administered and operated in compliance with its terms, and complied in all material respects in form and in operation with the applicable requirements of ERISA and the Code and other applicable law.

        (b) With respect to each Employee Benefit Plan: (i) each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a

Exhibit 2.1-10

determination letter from the IRS to the effect that such Employee Benefit Plan is qualified under Section 401 of the Code and that any trust maintained pursuant thereto is exempt from federal income taxation under Section 501 of the Code, and nothing has occurred or, to the Knowledge of the Company, is expected to occur that caused or could reasonably be expected to cause the loss of such qualification or exemption or the imposition of any penalty or tax liability; (ii) all payments required by the Employee Benefit Plans or by law (including all contributions, insurance premiums, premiums due the PBGC or intercompany charges) with respect to all periods since December 31, 2002 through the date hereof have been made; (iii) there are, and since December 31, 2002, there have been, no violations of or failures to comply with ERISA and the Code with respect to the filing of applicable reports, documents, and notices regarding the Employee Benefit Plans with the United States Depart of Labor (the “DOL”), the IRS, the PBGC or any other Governmental Body, or any of the assets of any Employee Benefit Plan or any related trust, except for such violations or noncompliance that would not, individually, or in the aggregate, have a Material Adverse Effect on the Company; (iv) no claims, lawsuit, arbitration or other action has been asserted or instituted or, to the Knowledge of the Company, threatened in writing against any Employee Benefit Plan, any trustee or fiduciaries thereof, the Company or any ERISA Affiliate, any director, officer or employee thereof, or any of the assets of any Employee Benefit Plan or any related trust since December 31, 2002 through the date hereof, except for routine claims for benefits; and (v) to the Knowledge of the Company, the Employee Benefit Plans are not under audit or investigation by the IRS or the DOL or any other Governmental Body and no such completed audit, if any, has resulted in the imposition of any tax, interest or penalty.

        (c) Except as set forth in Part 2.14(c) of the Company Disclosure Schedule, there are no unfunded obligations under any Employee Benefit Plan which are not fully reflected on the Company Financial Statements, to the extent required by generally accepted accounting principles.

        (d) Neither the Company, nor any ERISA Affiliate with respect to the Company, is currently a party to a multiemployer plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”), has withdrawn in a complete or partial withdrawal from a Multiemployer Plan nor has any of them incurred any liability due to the termination or reorganization of a Multiemployer Plan.

        (e) All contributions required by law to have been made under any of the ERISA Affiliate Plans (without regard to any waivers granted under Section 412 of the Code), to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension) and no accumulated funding deficiencies exist in any of the ERISA Affiliate Plans.

        (f) Part 2.14(f) of the Company Disclosure Schedule sets forth all of the ERISA Affiliate Plans.

        (g) Neither the Company nor any ERISA Affiliate: (i) has terminated any ERISA Affiliate Plan which results in a liability to the Company or incurred any outstanding liability under Section 4062 of ERISA to the PBGC or to a trustee appointed under Section 4042 of ERISA; or (ii) has divested itself of any entity maintaining or with an obligation to contribute

Exhibit 2.1-11

to any ERISA Affiliate Plan which results in a liability to the Company under Section 4069(a) of ERISA.

     2.15 Real Property.

        (a) Part 2.15(a) of the Company Disclosure Schedule contains a true and complete list of all real property that is owned or leased or subleased by the Company or as to which the Company has any interest of any kind including, without limitation, all office and ground leases (the “Company Real Estate”).

        (b) Except as set forth in Part 2.15(b) of the Company Disclosure Schedule, the Company Real Estate (i) is owned or leased free and clear of all Encumbrances, other than (A) Encumbrances for current taxes and assessments and other governmental charges not yet past due or, if past due, which are being contested in good faith by appropriate proceedings and set forth in Part 2.15(b) of the Company Disclosure Schedule, (B) inchoate mechanics’ and materialmen’s Encumbrances for construction in progress, (C) workmen’s, repairmen’s, warehousemen’s and carriers’ Encumbrances arising in the ordinary course of business of the Company, and (D) all matters of record, Encumbrances and other imperfections of title that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company and (ii) is neither subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the Company’s Knowledge, has any such condemnation, expropriation or taking been proposed.

     2.16 Environmental Matters. Except as set forth in Part 2.16 of the Company Disclosure Schedule, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably result in the imposition, on the Company of any liability or obligation arising under common law or under any Environmental Laws pending or to the Company’s Knowledge threatened against the Company, which liability or obligation will, either individually or in the aggregate, have a Material Adverse Effect on the Company. To the Knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that will, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Body or third party imposing any liability or obligation with respect to the foregoing that will have, either individually or in the aggregate, a Material Adverse Effect on the Company.

     2.17 Product Warranty. Except as disclosed in Part 2.17 of the Company Disclosure Schedule, there are no orders, decrees or decisions of any court or Governmental Body stating that any product manufactured, marketed or distributed at any time prior to the date of this Agreement by the Company (“Product”) is defective or fails to meet in any material respect any standards promulgated by any such Governmental Body. There have been no recalls ordered by such Governmental Body with respect to any Product. To the Knowledge of the Company, there is no: (i) duty of the Company to recall any Product or a duty to warn customers of a defect in any Product, other than defects about which the Company has issued appropriate and adequate

Exhibit 2.1-12

warnings; or (ii) latent or overt design, manufacturing or other defect in any Product. The Company provides the product warranty disclosed in Part 2.17 of the Company Disclosure Schedule with respect to any Product.

     2.18 Related Party Transactions. Except as set forth in the Company SEC Reports, since the date of the Company’s last proxy statement filed with the SEC, no event has occurred as of the date hereof that would be required to be reported by the Company pursuant to Item 404 of Regulation S-B promulgated by the SEC.

     2.19 Accounting Matters. Except as set forth in the Company SEC Reports, the Company has not been advised by its independent accountants of any material accounting irregularities that would reasonably be expected to require the Company to restate the Company Financial Statements (other than as required by any change in generally accepted accounting principles). To the Company’s Knowledge, the Company is not subject to any material pending or threatened investigation by the SEC concerning the Company’s Financial Statements.

     2.20 Absence of Certain Changes. Other than as disclosed in the Company’s Quarterly Report on Form 10-Q for the Quarter ended July 31, 2003, between July 31, 2003 and the date of this Agreement, the Company has not:

        (a) suffered any adverse change with respect to its business or financial condition which has had a Material Adverse Effect on the Company; or

        (b) suffered any loss, damage or destruction to any of its assets that has had a Material Adverse Effect on the Company.

     2.21 Opinion of Financial Advisor. The Company has received the written opinion of Lincoln Partners, LLC (the “Financial Advisor”) on the date of this Agreement to the effect that, subject to the assumptions and qualifications set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock not affiliated with Parent or Merger Sub.

     2.22 Brokers. No broker, finder or investment banker (other than the Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub represent and warrant, jointly and severally, to the Company as follows:

     3.1 Corporate Status. Parent is a corporation duly formed, validly existing and in good standing under the laws of the State of Michigan. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan. Each of Parent and Merger Sub has the requisite respective power and authority to own or lease its properties and to carry on its business as currently conducted. Parent has previously furnished to

Exhibit 2.1-13

the Company complete and correct copies of its and Merger Sub’s respective articles of incorporation and bylaws. Neither Parent nor Merger Sub is in Breach of any provision of its respective articles of incorporation and bylaws. Each of Parent and Merger Sub is qualified to do business in all jurisdictions where such qualification is required. There is no pending or threatened action for the dissolution, liquidation, insolvency, or rehabilitation of Parent or Merger Sub.

     3.2 Power and Authority; Enforceability. Each of Parent and Merger Sub has the requisite power and authority to execute and deliver this Agreement, and to perform and consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by each of them of the Merger and the other transactions contemplated hereby have been duly authorized by the Board of Directors of Parent and Merger Sub, respectively, and by Parent as the sole shareholder of Merger Sub, and no other corporate action on the part of Parent or Merger Sub, respectively, is necessary to authorize the execution and delivery or performance by them of this Agreement or their consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by, and, assuming due authorization, execution and delivery hereof by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting the enforcement of creditors rights and by general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

     3.3 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation of the transactions contemplated hereby will (a) contravene, conflict with or result in a violation of any Breach of any provisions of the articles of incorporation or bylaws of Parent or Merger Sub, (b) result in a default by Parent or Merger Sub under any Contract to which Parent or Merger Sub is a party, or (c) contravene, conflict with or result in a material violation by Parent or Merger Sub of any Legal Requirement, order, writ, injunction, judgment or decree to which Parent or Merger Sub is subject.

     3.4 Disclosure. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion in the Proxy Statement will, at the time the Proxy Statement is mailed to the shareholders of the Company or at any time between the time the Proxy Statements are mailed to the shareholders of the Company and the Company Shareholders’ Meeting (as defined in Section 5.2(a) below), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent for inclusion in the Schedule 13E-3 (defined in Section 5.1(b)) will, at the time the Schedule 13E-3 is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

     3.5 Sufficient Funds. At the Effective Time, Parent will have available funds sufficient to perform its obligations hereunder.

Exhibit 2.1-14

     3.6 Regulatory Approvals. Neither Parent nor Merger Sub has taken any action and has no Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any Consents of a Governmental Body necessary in connection with the consummation of the Merger, or any of the transactions contemplated by this Agreement which if not obtained, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect on Parent or Merger Sub.

     3.7 No Knowledge of any Material Adverse Effect on the Company. As of the date hereof, neither Parent nor Merger Sub has any Knowledge of any Material Adverse Effect on the Company.

ARTICLE IV
CERTAIN COVENANTS OF THE COMPANY

     4.1 Access and Investigation. During the period from the date of this Agreement through the Effective Time or until the termination of this Agreement pursuant to Article VIII (the “Pre-Closing Period”), upon reasonable notice and during normal business hours, the Company shall, and shall cause its Representatives to: (a) provide Parent and Parent’s Representatives with reasonable access to the Company’s Representatives, personnel, facilities and assets and to all existing books, records, tax returns, work papers and other documents and information relating to the Company; and (b) provide Parent and Parent’s Representatives with such copies of the existing books, records, tax returns, work papers and other documents and information relating to the Company, and with such additional financial, operating and other data and information regarding the Company, as Parent may reasonably request. Any document or other information provided by the Company to Parent or Merger Sub under this Section 4.1 shall be held in strict confidence in accordance with the Confidentiality Agreement.

     4.2 Conduct of Business. The Company agrees with and for the benefit of Parent that the Company shall not until the Effective Time, without the prior consent in writing of Parent conduct its business in any manner except in the ordinary course consistent with its prior practice.

     4.3 Interim Operations of the Company. During the Pre-Closing Period, the Company shall use its commercially reasonable efforts to preserve its business and to preserve the goodwill of customers, suppliers and others having business relations with the Company. Without limiting the generality of the foregoing, except (i) as expressly provided in this Agreement, (ii) as consented to in writing by Parent (which consent will not be unreasonably withheld or delayed), or (iii) as may be required to facilitate compliance with any Legal Requirement, the Company shall not:

        (a) conduct its business in a manner that departs materially from the manner in which such business was being conducted prior to the date of this Agreement;

        (b) amend its articles of incorporation or bylaws;

        (c) split, combine or reclassify any shares of the Company’s capital stock;

Exhibit 2.1-15

        (d) declare, set aside or pay any dividend (whether payable in cash, stock or property) with respect to any shares of the Company’s capital stock;

        (e) form any Subsidiary or acquire any material equity interest in any other Entity;

        (f) issue, sell or grant any additional shares of, or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock, other than (i) options to purchase Company Common Stock in the ordinary course of business consistent with past practices, and (ii) Company Common Stock issuable upon exercise of Company Options outstanding on, or granted after, the date of this Agreement;

        (g) transfer, lease or license to any third party, or encumber, any material assets other than (i) in the ordinary course of business, or (ii) as security for any borrowings permitted by Section 4.1(i);

        (h) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company, except for (i) acquisitions of Company Common Stock by the Company pursuant to agreements which permit the Company to repurchase such shares at cost (or the lesser of cost or fair market value) upon termination of services to the Company; or (ii) acquisitions of Company Common Stock in exercise of the Company’s right of first refusal to repurchase such shares;

        (i) incur any indebtedness for borrowed money or guarantee any such indebtedness, except for short-term borrowings incurred in the ordinary course of business, borrowings pursuant to existing credit facilities, or pursuant to any modifications, renewals or replacements of any such credit facilities, and borrowings of up to $1,000,000 under any new credit facility which the Company may enter into;

        (j) adopt or materially amend any material bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, pension, retirement, deferred compensation or other employee benefit agreements or plans, for the benefit of any director, officer or Employee of the Company or (except for normal increases in the ordinary course of business that are consistent with past practices or that, in the aggregate, do not result in a material increase in benefits or compensation expense) increase the compensation or fringe benefits of any director, officer or Employee or pay any benefit not required by any existing agreement or plan;

        (k) materially amend or prematurely terminate any Material Contracts or waive, release or assign any material rights or claims under any Material Contracts (except in the ordinary course of business or where the failure to amend or terminate a Material Contract would, in the reasonable judgment of the Company’s Board of Directors, have an adverse impact on the Company);

        (l) change any of its methods of accounting or accounting practices in any material respect;

Exhibit 2.1-16

        (m) make any material tax election (except for elections made in the ordinary course of business or consistent with the Company’s past practices);

        (n) make any capital expenditure which, when added to all other capital expenditures made since the date of this Agreement, would exceed $200,000 in the aggregate; or

        (o) enter into an agreement to take any of the actions described in clauses “(a)” through “(n)” of this section.

     4.4 Acquisition Proposal.

        (a) The Company shall not, nor shall it authorize or permit any Representative of the Company to, (i) directly or indirectly solicit or initiate the submission of, any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to any Acquisition Proposal; provided, however, that nothing in this Section 4.4 or elsewhere in this Agreement shall prohibit the Company, before the Closing Date, from furnishing information regarding the Company or entering into negotiations or discussions with, any Person in response to an Acquisition Proposal made, submitted, or announced by such Person (and not withdrawn) and any such actions enumerated in this provision shall not be considered a Breach of this Agreement if and to the extent that each of the following conditions is satisfied: (1) the Special Committee concludes in good faith, after consultation with the Financial Advisor, that the Acquisition Proposal is reasonably likely to lead to a Superior Offer; (2) the Special Committee concludes in good faith, after consultation with its outside legal counsel, that it is reasonably likely that the failure to take such action would constitute a Breach of its fiduciary duties to the Company’s shareholders under applicable law; (3) the Company promptly gives Parent written notice of the existence of such Acquisition Proposal, all of the material terms and conditions of such Acquisition Proposal and the Company’s intention to furnish information to, or enter into discussions or negotiations with, such Person, and the Company promptly gives Parent written notice of any amendment in the material terms and conditions of such Acquisition Proposal (which notice shall include materially amended material terms and conditions) throughout the pendency of the Company’s discussions or negotiations with such Person relating to such amended Acquisition Proposal; and (4) such Person executes a confidentiality agreement with the Company. Subject to the foregoing provisions of this Section 4.4, the Company shall, and shall cause its Representatives to, cease immediately all existing activities, discussions and negotiations with Persons other than Parent regarding any proposal that constitutes, or which the Company reasonably believes would lead to an Acquisition Proposal, and will take the necessary steps to inform the Persons referred to above of the obligations undertaken in this Section 4.4.

        (b) The Board of Directors of the Company shall not (i) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Board of Directors of the Company of this Agreement, or the Merger, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Acquisition Proposal, or (iii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal. Notwithstanding any provision of this Agreement, if, the Company receives a Superior Offer and the Special Committee determines in good faith, after consultation with outside legal counsel, that it is reasonably likely

Exhibit 2.1-17

that the failure to do so would constitute a Breach of its fiduciary duties to the Company’s shareholders imposed by applicable law, the Special Committee may withdraw its recommendation of the Merger and this Agreement and, in connection therewith, recommend such Superior Offer to the Board of Directors of the Company.

        (c) Nothing contained in this Section 4.4 or elsewhere in this Agreement shall prohibit the Company from complying with Rule 14d-9 under the Exchange Act, from taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company’s shareholders if, in the good faith judgment of the Special Committee, after consultation with outside legal counsel, the failure so to disclose would constitute a Breach of its fiduciary duties or a violation of applicable law.

ARTICLE V
ADDITIONAL COVENANTS OF THE COMPANY

     5.1 Proxy Statement; Schedule 13E-3.

        (a) As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and cause to be filed with the SEC the Proxy Statement. Each of Parent and the Company shall use all reasonable efforts to cause the Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. The Company shall use all reasonable efforts to ensure that none of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is mailed to the shareholders of the Company or at the time of the Company Shareholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Company will use all reasonable efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable. Parent shall promptly furnish to the Company all information concerning Parent, Merger Sub and their affiliates that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to Parent, Merger Sub and their affiliates occurs, or if Parent becomes aware of any information that should be disclosed in an amendment or supplement to the Proxy Statement, then Parent shall promptly inform the Company thereof and shall cooperate with the Company in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the shareholders of the Company. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement and each supplement, amendment or response to comments with respect thereto prior to its being filed with or delivered to the SEC and the Company shall consider any such comments in good faith. The Company agrees to provide Parent and its counsel with copies of any comments that the Company or its counsel may receive from the staff of the SEC promptly after receipt thereof.

        (b) Concurrently with the filing of the Proxy Statement, Parent and its affiliates (to the extent required by law) shall prepare and file with the SEC, together with the

Exhibit 2.1-18

Company, a Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with all supplements and amendments thereto, the “Schedule 13E-3”) with respect to the transactions contemplated by this Agreement. The Company shall promptly furnish to Parent all information concerning the Company and its executive officers and directors as may reasonably be requested in connection with the preparation of the Schedule 13E-3. The Company shall promptly supplement, update and correct any information provided by it for use in the Schedule 13E-3 if and to the extent that such information is or shall have become incomplete, false or misleading. The Company shall use all reasonable efforts to ensure that none of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Schedule 13E-3 will, at the time the Schedule 13E-3 is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. In any such event, Parent shall take all reasonable steps necessary to cause the Schedule 13E-3 as so supplemented, updated or corrected to be filed with the SEC and Parent and the Company shall take all reasonable steps to cause same to be disseminated to the holders of Company Common Stock, in each case, as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given an opportunity to review and comment on the Schedule 13E-3 and each supplement, amendment or response to comments with respect thereto prior to its being filed with or delivered to the SEC and Parent shall consider any such comments in good faith. Parent agrees to provide the Company and its counsel with copies of any comments that Parent or its counsel may receive from the staff of the SEC promptly after receipt thereof.

     5.2 Company Shareholders’ Meeting.

        (a) The Company shall take all action reasonably necessary under all applicable Legal Requirements to call, give notice of and hold a special meeting of the holders of Company Common Stock to vote on the adoption of this Agreement (the “Company Shareholders’ Meeting”). The Company Shareholders’ Meeting shall be held (on a date selected by the Company in consultation with Parent) as promptly as practicable after the Proxy Statement and the Schedule 13E-3 are cleared by the staff of the SEC’s Division of Corporation Finance.

        (b) Subject to Section 5.2(c): (i) the Proxy Statement shall include a statement to the effect that the Board of Directors of the Company recommends that the Company’s shareholders vote to adopt this Agreement at the Company Shareholders’ Meeting (the recommendation of the Company’s Board of Directors that the Company’s shareholders vote to adopt this Agreement being referred to as the “Company Board Recommendation”); (ii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the Board of Directors of the Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted or proposed and (iii) the Proxy Statement shall include a statement to the effect that the Board of Directors of the Company has determined that the Merger is fair to its shareholders, other than Parent and its affiliates.

        (c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the approval of this Agreement by the Required Company Shareholder Vote,

Exhibit 2.1-19

the Company Board Recommendation may be withdrawn or modified in a manner adverse to Parent and the Special Committee may adopt a resolution recommending the withdrawal or modification of the Company Board Recommendation if: (i) an unsolicited, bona fide written offer to purchase all of the outstanding shares of Company Common Stock is made to the Company and is not withdrawn; (ii) the Board of Directors of the Company concludes in good faith, upon the recommendation of the Special Committee after the Special Committee has taken into account the advice of the Financial Advisor, that such offer constitutes a Superior Offer; and (iii) the Board of Directors of the Company concludes in good faith, upon the recommendation of the Special Committee, after the Special Committee has taken into account the advice of its outside legal counsel, that, in light of such Superior Offer, the failure to withdraw or modify the Company Board Recommendation would likely result in a Breach of its fiduciary obligations to the Company’s shareholders under applicable law.

     5.3 Regulatory Approvals. Each party shall use all reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Each of the Company and Parent shall (1) give the other party prompt notice of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, (2) keep the other party informed as to the status of any such Legal Proceeding or threat, and (3) promptly inform the other party of any communication to or from any Governmental Body regarding the Merger or any of the other transactions contemplated by this Agreement. Except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such Legal Proceeding, each of the Company and Parent will permit authorized Representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.

     5.4 Indemnification and Directors’ and Officer’s Insurance.

        (a) At and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless (and shall also advance expenses as incurred to the fullest extent permitted under applicable law), each Person who is now or has been prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company (the “Indemnified Persons”) against (i) all losses, claims, damages, costs, expenses (including counsel fees and expenses), settlement, payments or liabilities arising out of or in connection with any claim, demand, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such Person is or was an officer or director of the Company, whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to or at or after the Effective Time (“Indemnified Liabilities”); and (ii) all Indemnified Liabilities based in whole or in part on or arising in whole or in part out of or pertaining to this Agreement or the transactions contemplated hereby, in each case to the fullest extent required or permitted under applicable law, the Company’s articles of incorporation and bylaws as in effect immediately prior to the Effective Time and any applicable indemnification agreement referred to in Section 5.4(b). Nothing

Exhibit 2.1-20

contained herein shall make Parent, Merger Sub, the Company or the Surviving Corporation, an insurer, a co-insurer or an excess insurer in respect of any insurance policies which may provide coverage for Indemnified Liabilities, nor shall this Section 5.4 relieve the obligations of any insurer with respect thereto. This Section 5.4 shall not limit or otherwise adversely affect any rights any Indemnified Person may have under any agreement with the Company or under the Company’s articles of incorporation or bylaws as presently in effect.

        (b) From and after the Effective Time, the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers provided or made available to Parent as of or prior to the date hereof (or indemnification agreements in the Company’s customary form for directors joining the Board of Directors of the Company prior to the Effective Time) and any indemnification provisions under the Company’s articles of incorporation or bylaws as in effect immediately prior to the Effective Time.

        (c) For a period of three (3) years after the Effective Time, the Surviving Corporation shall maintain in effect, if available, directors’ and officers’ liability insurance covering those Persons who, as of immediately prior to the Effective Time, are covered by the Company’s directors’ and officers’ liability insurance policy (the “Insured Parties”) on terms no less favorable to the Insured Parties than those of the Company’s present directors’ and officers’ liability insurance policy; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in any year an annual premium for such coverage in excess of two hundred fifty percent (250%) of the annual premium currently paid by the Company for such coverage (or such coverage as is available for two hundred fifty percent (250%) of such annual premium), it being understood and hereby agreed that if Parent or the Surviving Corporation shall elect to satisfy its obligations under this Section 5.4(c) by purchasing a multi-year “tail” or similar policy, the annual premium limitation set forth in this Section 5.4(c) shall be measured by dividing the total premium for such multi-year “tail” or similar policy by the number of years covered thereby and comparing such quotient to two hundred fifty percent (250%) of the annual premium currently paid by the Company under its directors’ and officers’ liability insurance policy in effect as of the date hereof.

        (d) The provisions of this Section 5.4 are intended to be for the benefit of, and will be enforceable by, each Indemnified Person and the heirs and representatives of such Indemnified Person. The Surviving Corporation will not merge or consolidate with or transfer or assign all or substantially all of its assets to any other Person unless the Surviving Corporation ensures that the surviving or resulting entity or transferee assumes the obligations imposed by this Section 5.4.

     5.5 Additional Agreements. Parent and the Company shall use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each party to this Agreement (a) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, (b) shall use all reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement,

Exhibit 2.1-21

and (c) shall use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger and each of the other transactions contemplated by this Agreement. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

     5.6 Disclosure. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company shall not, and shall not permit any of its Representative to, make any disclosure regarding the Merger or any of the other transactions contemplated by this Agreement unless (a) Parent shall have approved such disclosure which approval should not be unreasonably withheld or delayed or (b) the Company shall have determined after consultation with its outside legal counsel that such disclosure is required by applicable Legal Requirements.

     5.7 Notification of Certain Matters. Each party hereto shall give prompt notice to the other parties of the discovery by such party of (a) any material inaccuracy in any representation or warranty of any party hereto, (b) any material failure on the part of any party hereto to comply with any of its covenants contained in this Agreement, or (c) the occurrence of any event or the existence of any circumstances that would make satisfaction of any of the conditions set forth in ArticleVI or Article VII impossible or unlikely.

     5.8 Employee Benefits. Parent and Merger Sub agree that each participant in an Employee Benefit Plan who continues to be employed by the Surviving Corporation immediately following the Effective Time shall be eligible to continue to participate in the Surviving Corporation’s retirement, health, vacation and other non-equity based employee benefit plans. With respect to such benefits, each such participant shall receive service credit for purposes of determining eligibility to participate, vesting and for any schedule of benefits based on service under such plans for years of service with the Company prior to the Effective Time, provided that such service shall not be recognized to the extent such recognition would result in a duplication of benefits. Nothing in this Section 5.8 or elsewhere in this Agreement shall be construed to prohibit the Surviving Corporation from amending, modifying or terminating any employee benefit plans provided such action does not purport to have retroactive effect on any participant’s accrued entitlements thereunder without such participant’s consent.

ARTICLE VI
CONDITIONS PRECEDENT TO OBLIGATIONS
OF PARENT AND MERGER SUB

     The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

     6.1 Accuracy of Representations. The representations and warranties of the Company contained in this Agreement shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date except that: (a) any representation or warranty that, by its express terms, speaks only as of an earlier date need only have been accurate as of such earlier date; and (b) any inaccuracies in such representations and warranties will be

Exhibit 2.1-22

disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect on the Company.

     6.2 Performance of Covenants. Each covenant or obligation that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

     6.3 Shareholder Approval. This Agreement shall have been duly adopted by the Required Company Shareholder Vote.

     6.4 Documents. Parent shall have received a certificate executed on behalf of the Company by an executive officer of the Company confirming that the conditions set forth Sections 6.1 and 6.2 have been duly satisfied.

     6.5 Consents. All material Consents required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement (including the Consents identified in Part 6.5 of the Company Disclosure Schedule) shall have been obtained and shall be in full force and effect.

     6.6 No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event or events which individually or in the aggregate had or would reasonably be expected to have a Material Adverse Effect on the Company.

     6.7 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

ARTICLE VII
CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

     The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of the following conditions:

     7.1 Accuracy of Representations. The representations and material warranties of Parent and Merger Sub contained in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date except that: (a) any representation or warranty that, by its express terms, speaks only as of an earlier date need only have been accurate as of such earlier date; and (b) any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect on Parent.

Exhibit 2.1-23

     7.2 Performance of Covenants. All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

     7.3 Shareholder Approval. This Agreement shall have been duly adopted by the Required Company Shareholder Vote.

     7.4 Documents. The Company shall have received a certificate executed on behalf of Parent by an executive officer of Parent, confirming that the conditions set forth in Sections 7.1 and 7.2 have been duly satisfied.

     7.5 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by the Company shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger by the Company illegal.

     7.6 Consents. All material Consents required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement (including the Consents identified in Part 6.5 of the Company Disclosure Schedule) shall have been obtained and shall be in full force and effect.

ARTICLE VIII
TERMINATION

     8.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after the adoption of this Agreement by the Required Company Shareholder Vote):

        (a) by mutual written consent of Parent and the Company (through action of the Board of Directors of the Company but only upon recommendation of the Special Committee);

        (b) by either Parent or the Company if the Merger shall not have been consummated by the date which is three (3) months from the date hereof; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Merger by the date which is three (3) months from the date hereof is attributable to a failure on the part of such party to perform any material covenant in this Agreement required to be performed by such party at or prior to the Effective Time;

        (c) by either Parent or the Company (through action of the Board of Directors of the Company) if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

        (d) by either Parent or the Company (through action of the Board of Directors of the Company) if (i) the Company Shareholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s shareholders

Exhibit 2.1-24

shall have taken a final vote on a proposal to adopt this Agreement, and (ii) this Agreement shall not have been adopted at the Company Shareholders’ Meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Company Shareholder Vote;

        (e) by Parent (at any time prior to the adoption of this Agreement by the Required Company Shareholder Vote) if a Triggering Event shall have occurred;

        (f) by Parent if (i) the Company’s representations and warranties contained in this Agreement shall be inaccurate as of the Closing Date such that the condition set forth in Section 6.1 would not be satisfied, or (ii) the Company’s covenants contained in this Agreement shall have been Breached such that the condition set forth in Section 6.2 would not be satisfied; provided, however, that if an inaccuracy in the Company’s representations and warranties as of a date subsequent to the date of this Agreement or a Breach of a covenant by the Company is curable by the Company and the Company is continuing to exercise all reasonable efforts to cure such inaccuracy or Breach, then Parent may not terminate this Agreement under this Section 8.1(f) on account of such inaccuracy or Breach;

        (g) by the Company (through action of the Board of Directors of the Company) if (i) Parent’s representations and warranties contained in this Agreement shall be inaccurate as of the Closing Date, such that the condition set forth in Section 7.1 would not be satisfied, or (ii) Parent’s covenants contained in this Agreement shall have been Breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that if an inaccuracy in Parent’s representations and warranties as of a date subsequent to the date of this Agreement or a Breach of a covenant by Parent is curable by Parent and Parent is continuing to exercise all reasonable efforts to cure such inaccuracy or Breach, then the Company may not terminate this Agreement under this Section 8.1(g) on account of such inaccuracy or Breach;

        (h) by the Company (through action of the Board of Directors of the Company, but only upon recommendation of the Special Committee) at any time prior to the adoption of this Agreement by the Required Company Shareholder Vote, in order to accept a Superior Offer and enter into the Specified Agreement (as defined below) relating to such Superior Offer if the Board of Directors of the Company (but only upon recommendation of the Special Committee), shall have authorized the Company to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (the “Specified Agreement”); and

        (i) by the Company (through action of the Board of Directors of the Company), if Parent shall not have received a written financing commitment, in a form reasonably satisfactory to the Company, on or before forty-five (45) days from the date of this Agreement in an amount equal to no less than $2,000,000.

     8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 8.2, Section 8.3, Section 8.4 and Article IX (and the Confidentiality Agreement) shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for

Exhibit 2.1-25

any Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

     8.3 Termination Fee.

        (a) In the event that: (i) this Agreement is validly terminated by the Company pursuant to Section 8.1(h) or by Parent pursuant to Section 8.1(e), (ii) Parent shall not have materially Breached this Agreement, and (iii) within two hundred seventy (270) days after the termination of this Agreement, the transaction contemplated by such Superior Offer or Acquisition Proposal that was pending at the time of such termination shall have been consummated by the Company (the “Alternative Transaction”), then the Company shall pay to Parent the sum of $150,000 (the “Termination Fee”) less the amount of any sums paid by the Company to Parent in accordance with Section 8.4 hereof, within five (5) business days after the consummation of such transaction.

        (b) The Company acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Payment of the Termination Fee described in this Section 8.3 and the payment of certain expenses described in Section 8.4 shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company for any damages suffered or incurred in connection with this Agreement. It is specifically agreed that the amount to be paid pursuant to this Section 8.3 represents liquidated damages and not a penalty.

     8.4 Expenses.

     (a) Except as set forth in this Section 8.4, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that:

           (i) Parent and the Company shall share equally all fees and expenses, other than attorneys’ fees, incurred in connection with the filing, printing and mailing of the Proxy Statement and Schedule 13E-3 and any amendments or supplements thereto; and

           (ii) if this Agreement is validly terminated by the Company pursuant to Section 8.1(h) or by Parent pursuant to Section 8.1(e), then the Company shall make a nonrefundable cash payment to Parent (the “Nonrefundable Payment”) at the time specified in Section 8.4(b), of an amount equal to Parent’s actual documented out of pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, not to exceed $75,000.

     (b) In the case of termination of this Agreement by the Company pursuant to Section 8.1(d), the Nonrefundable Payment shall be made by the Company prior to the time of such termination; and in the case of termination of this Agreement by Parent pursuant to Section 8.1(d), the Nonrefundable Payment shall be made by the Company within two business days after such termination, and in the case of termination pursuant to Sections 8.1(e), 8.1(f) or Section 8.1(h), then the Nonrefundable Payment shall be paid upon the earlier of (x) the

Exhibit 2.1-26

consummation of the Alternative Transaction and (y) two hundred and seventy (270) days after the date of termination of this Agreement.

ARTICLE IX
MISCELLANEOUS PROVISIONS

     9.1 Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of the Company and Parent at any time (whether before or after the adoption of this Agreement by the Company’s shareholders); provided, however, that (i) in the case of the Company, the Special Committee has approved such amendment in writing, and (ii) after any such adoption of this Agreement by the Company’s shareholders, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     9.2 Waiver.

        (a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

        (b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

     9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger.

     9.4 Entire Agreement; Counterparts. This Agreement and the other agreements referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that terms and conditions of the Confidentiality Agreement shall not be superseded and shall remain in full force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

     9.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Michigan, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents

Exhibit 2.1-27

and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Michigan; (b) each of the parties irrevocably waives the right to trial by jury; and (c) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 9.8.

     9.6 Disclosure Schedule. The Company Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 2; provided that any disclosure set forth in any particular section of the Company Disclosure Schedule as an exception to a specific representation or warranty contained in Section 2 will be deemed to be an exception to other representations or warranties contained in Section 2 to the extent that it is appropriate and reasonably apparent from the face of the disclosure that such disclosure is applicable to such other representations or warranties.

     9.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by a party hereto without the prior written consent of the other party, and any attempted assignment of this Agreement or any of such rights by such party without such consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     9.8 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) one business day after sent by courier or express delivery service or by facsimile, or (c) two business days after sent by registered mail, provided that in each case the notice or other communication is sent to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

     if to the Company to:

Prab, Inc. 5944 East Kilgore Road Kalamazoo, Michigan 49003 Attention: Robert W. Klinge Fax: (269) 382-7770

Exhibit 2.1-28

     with copies to:

Miller, Canfield, Paddock and Stone, P.L.C. 444 West Michigan Avenue Kalamazoo, Michigan 49007 Attention: Eric V. Brown, Jr., Esq. Fax: (269) 383-5866

and

     (b)      if to Parent or Merger Sub to:

Kalamazoo Acquisition Corporation 89885 Shorelane Drive Lawton, Michigan 49065 Attention: Gary A. Herder Fax: (269) 382-7770

     with copies to:

Warner, Norcross & Judd, LLP 900 Fifth Third Center 111 Lyon Street NW Grand Rapids, MI 49503-2487 Attention: Stephen C. Waterbury, Esq. Fax: (616) 222-2137

     9.9 Cooperation. The Company agrees to cooperate fully with Parent and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

     9.10 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

     9.11 Construction.

        (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

Exhibit 2.1-29

        (b) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

        (c) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

        (d) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

     9.12 Further Assurances. At the request of any party to this Agreement, the other parties shall execute, acknowledge and deliver such other documents and/or instruments as may be reasonably required by the requesting party to carry out the purposes of this Agreement. In the event any party to this Agreement shall be involved in litigation, threatened litigation or government inquiries with respect to a matter covered by this Agreement, every other party to this Agreement shall also make available to such party, at reasonable times and subject to the reasonable requirements of its own businesses, such of its personnel as may have information relevant to such matters, provided that such party shall reimburse the providing party for its reasonable costs for employee time incurred in connection therewith if more than one business day is required. Following the Closing, the parties will cooperate with each other in connection with tax audits and in the defense of any legal proceedings.

     9.13 Remedies Cumulative. Unless expressly made the exclusive remedy by the terms of this Agreement, all remedies provided for in this Agreement are cumulative and shall be in addition to any and all other rights and remedies provided by law and by any other agreements between the parties.

     9.14 Presumptions. It is expressly acknowledged and agreed that all parties have been represented by counsel and have participated in the negotiation and drafting of this Agreement, and that there shall be no presumption against any party on the ground that such party was responsible for preparing this Agreement or any part of it.

SIGNATURES ON THE FOLLOWING PAGE

Exhibit 2.1-30

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

PRAB, INC.

By:	/s/ Eric V. Brown, Jr.
Name: Eric V. Brown, Jr. Title: Secretary

KALAMAZOO ACQUISITION CORPORATION

By:	/s/ Gary A. Herder
Name: Gary A. Herder Title: President

KALAMAZOO PRAB SUBSIDIARY CORPORATION

By:	/s/ Gary A. Herder
Name: Gary A. Herder Title: President

Exhibit 2.1-31

SCHEDULE OF EXHIBITS

Exhibit A — Certain Definitions

S-1

EXHIBIT A

CERTAIN DEFINITIONS

     For purposes of the Agreement (including this Exhibit A):

     “Acquisition Proposal” shall mean any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest made or submitted by Parent) contemplating or otherwise relating to any Acquisition Transaction.

     “Acquisition Transaction” shall mean any transaction or series of transactions involving:

     (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction (i) in which the Company is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of the Company, or (iii) in which the Company issues securities representing more than 15% of the outstanding securities of any class of voting securities of the Company; or

     (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, net income or assets of the Company.

     “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

     “Alternative Transaction” is defined in Section 8.3.

     “Breach” means any breach, inaccuracy, failure to perform, failure to comply, conflict with, default, violation, acceleration, termination or cancellation.

     “Business Day” means any day other than a day on which the Over the Counter Bulletin Board is closed for trading.

     “Cash Amount” is defined in Section 1.7.

     “Cashed-Out Company Option” is defined in Section 1.7.

     “Certificate of Merger” is defined in Section 1.4.

     “Closing” is defined in Section 1.3.

     “Closing Date” is defined in Section 1.3.

     “Code” is defined in Section 1.8.

     “Company” is defined in the preamble of this Agreement.

     “Company Board Recommendation” is defined in Section 5.2.

     “Company Common Stock” shall mean the Common Stock, $0.10 par value per share, of the Company.

     “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of Section 9.6 of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

     “Company Financial Statements” is defined in Section 2.4.

     “Company Option” is defined in Section 1.7.

     “Company Option Plans” is defined in Section 1.7.

     “Company Real Estate” is defined in Section 2.15(a).

     “Company SEC Documents” is defined in Section 2.4.

     “Company Shareholders’ Meeting” is defined in Section 5.2.

     “Company Stock Certificate” is defined in Section 1.8.

     “Confidentiality Agreement” shall refer to that certain Non-Disclosure Agreement executed by Parent dated as of August 25, 2003.

     “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

     “Contract” shall mean any legally binding written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

     “DOL” is defined in Section 2.14.

     “Effective Time” is defined in Section 1.4.

     “Employees” shall mean all of the individuals employed by the Company on date of this Agreement including, without limitation, any individual who is on short-term disability leave, family leave, authorized leave of absence, or military service, but shall exclude: (i) any individual who is on unauthorized leave of absence or who is on long term disability leave; and (ii) any employees of the Company who provide managerial or administrative services to the Company and are not full-time employees of the Company.

     "Employee Benefit Plans” is defined in Section 2.14.

     “Encumbrance” shall mean any (i) lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) or (ii) obligation to make any royalty payment, milestone payment success payment or pay any maintenance fee.

     “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

     “Environmental Laws” means all laws, ordinances, rules, regulations, permits, guidelines, and orders that: (a) regulate the generation, manufacture, release, treatment, containment, storage, handling, transportation, disposal, or management of Hazardous Substances; (b) regulate or prescribe standards or requirements for the protection of air, water, or soil quality; (c) are intended to protect public health or the environment; or (d) establish liability for the investigation, removal, or cleanup of, or damage caused by, any Hazardous Substance.

     "ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

     “ERISA Affiliate” shall mean any trade or business (whether or not incorporated) which is under common control with the Company and/or which together with the Company is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

     “ERISA Affiliate Plan” shall mean any “employee pension benefit plan” as defined in Section 3(2) of ERISA (including multiemployer plans) that is covered by Title IV of ERISA or subject to the minimum funding standards of Section 412 of the Code which is sponsored or maintained, contributed to or obligated to be contributed to, by the Company or any ERISA Affiliate.

     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

     “Exchange Agent” is defined in Section 1.8.

     “Filing Office” is defined in Section 1.4.

     “Financial Advisor” is defined in Section 2.21.

     “Governmental Authorization” shall mean any permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

     “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature located in the United States; (b) federal, state, local, municipal, foreign or other government located in the United States; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal) located in the United States.

     “Hazardous Substance” has the meaning set forth in Section 9601 of the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq., and also includes any substance regulated by or subject to any Environmental Law and any other pollutant, contaminant, or waste, including, without limitation, petroleum, asbestos, radon, and polychlorinated biphenyls.

     “Indemnified Liabilities” is defined in Section 5.4.

     “Indemnified Persons” is defined in Section 5.4.

     “IRS” shall mean the United States Internal Revenue Service.

     “Knowledge” The Company shall be deemed to have “Knowledge” of any fact or other matter if such fact or other matter is within the actual knowledge of any member of the Company’s Board of Directors or any executive officer of the Company.

     “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel located in the United States.

     “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASD).

     “Material Adverse Effect” shall mean an event, violation, change, failure, inaccuracy, circumstance or other matter will be deemed to have a “Material Adverse Effect” on the Company if such event, violation, change, failure, inaccuracy, circumstance or other matter would have a material adverse effect on the business, operations or financial condition of the Company; provided, however, that: (A) any material adverse effect that results from general economic, business or industry conditions shall be disregarded in determining whether there has been a “Material Adverse Effect” on the Company; (B) any material adverse effect that results from the taking of any action permitted or required by this Agreement or from the announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement shall be disregarded in determining whether there has been a “Material Adverse Effect” on the Company; and (C) a decline in the Company’s stock price shall not, in and of itself, constitute a “Material Adverse Effect” on the Company and shall be disregarded in determining whether there has been a “Material Adverse Effect” on the Company; (D) the delisting of Company Common Stock from the Over The Counter Bulletin Board shall not be a “Material Adverse Effect,” and (E) a decline in the Company’s revenue shall not, in and of itself, constitute a “Material Adverse Effect” on the Company. An event, violation, change, failure, inaccuracy, circumstance or other matter will be deemed to have a “Material Adverse Effect” on Parent if such event, violation, change, failure, inaccuracy, circumstance or other matter would have a material adverse effect on the business, operations or financial condition of Parent and its subsidiaries taken as a whole.

     “Material Contracts” is defined in Section 2.12.

     “MBCA” is defined in the background of this Agreement.

     “Merger” is defined in the background of this Agreement.

     “Merger Consideration” is defined in Section 1.6.

     “Merger Sub” is defined in the preamble of this Agreement.

     “Multiemployer Plan” is defined in Section 2.14.

     “NASD” shall mean the National Association of Securities Dealers.

     “Nonrefundable Payment” is defined in Section 8.4.

     “Parent” is defined in the preamble of this Agreement.

     “Parent Common Stock” shall mean the Common Stock, $0.   par value per share, of Parent.

     “PBGC” shall mean the Pension Benefit Guaranty Corporation.

     “Person” shall mean any individual, Entity or Governmental Body.

     “Pre-Closing Period” is defined in Section 4.1.

     “Product” is defined in Section 2.17.

     “Proxy Statement” shall mean the proxy statement to be sent to the Company’s shareholders in connection with the Company Shareholders’ Meeting.

     “Proprietary Assets” shall mean any patents, patent applications, trademarks, trademark applications, copyrights, copyright applications and trade secrets.

     “Representatives” shall mean officers, directors, agents, attorneys, accountants, advisors and representatives.

     “Required Company Shareholder Vote” means the affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Shareholders’ Meeting, voting together as a single class.

     “Schedule 13E-3” is defined in Section 5.1(b).

     “SEC” shall mean the United States Securities and Exchange Commission.

     “Securities Act” shall mean the Securities Act of 1933, as amended.

     “Special Committee” is defined in the background of this Agreement.

     “Specified Agreement” is defined in Section 8.1.

     “Subsidiary” An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests or such Entity.

     “Superior Offer” shall mean a bona fide written offer made by a third party to purchase all of the outstanding shares of the Company’s Common Stock on terms that the Board of Directors of the Company determines, in its reasonable judgment, upon the recommendation of the Special Committee (based, in the case of the Special Committee’s recommendation, on the advice of the Financial Advisor), to be more favorable to the Company’s shareholders than the terms of the Merger.

     “Surviving Corporation” is defined in Section 1.1.

     “Tax Returns” is defined in Section 2.11.

     “Termination Fee” is defined in Section 8.3.

     A “Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of the Company shall have failed to recommend that the Company’s shareholders vote to adopt the Agreement, or shall have withdrawn or modified in a manner adverse to Parent the Company Board Recommendation (but only if such failure, withdrawal or modification is at the recommendation of the Special Committee); (ii) the Company shall have failed to include in the Proxy Statement the Company Board Recommendation or a statement to the effect that the Board of Directors of the Company has determined and believes that the Merger is in the best interests of the Company’s shareholders; (iii) the Board of Directors of the Company upon recommendation of the Special Committee shall have approved, or recommended any Acquisition Proposal; (iv) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal; or (v) the Company or any Representative of the Company shall have Breached in any material respect any of the provisions set forth in Section 4.4.